Exhibit 99.1

 N E W S R E L E A S E

Siyata Mobile Announces Follow-On Order from Large North American Waste Management Provider

Existing Customer Expands Use of SD7 Handsets and VK7 Vehicle Kits

VANCOUVER, BC / ACCESSWIRE / September 18, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) ("Siyata" or the "Company"), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, announced that it has received a follow-on order from an existing customer for additional units of its SD7 handsets and VK7 vehicle kits.

A large North American waste management company placed an initial order for the Company's SD7 handsets and VK7 vehicle kits earlier this year. The Company delivered those devices in the third quarter, and subsequently, the waste management company placed a follow-on order for additional units. The Company expects to deliver the follow-on order in the third quarter of 2023.

Marc Seelenfreund, CEO of Siyata, said, "This waste management provider quickly experienced the many benefits of deploying our handsets and accessories including rapid implementation, reliability and clear and instant communication across its enterprise. This order further affirms the relevance of our devices beyond emergency services, deeper penetration in a new vertical market and the near immediate satisfaction from a new customer. Enterprise-wide communication is an essential tool for high-performing organizations, and we are actively pursuing additional sales opportunities in a number of key vertical markets."

The Company's first order was announced in a press release on July 18 and is available in the News section on the Company's website at: https://www.siyatamobile.com/siyata-mobile-announces-two-new-orders-with-large-north-american-waste-management-providers/.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA" and its previously issued warrants trade on the Nasdaq under the symbol "SYTAW."

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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